

March 10, 2014

Via E-mail
Richard A. Galanti
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

> **Re: Costco Wholesale Corporation**
> **Form 10-K for the Fiscal Year Ended September 1, 2013**
> **Filed October 16, 2013**
> **Response dated March 3, 2014**
> **File No. 0-20355**

Dear Mr. Galanti:

We have reviewed your response dated March 3, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 1, 2013

Results of Operations, page 19

Membership Fees, page 20

1. We have read your response to comment 1 of our letter dated February 18, 2014, and your disclosure on page 21 where you state, "Executive Membership 2% reward program negatively impacted gross margin by two basis points, due to increased spending by Executive Members." Please show us how you calculated the two basis point margin effect related to the increased spending by the Executive Members. In this regard, we note on page 46 that the incremental net reduction in sales for fiscal 2013 was $70 million. Please show us how such amount is utilized in the calculation of the basis effect on gross margin.

Richard A. Galanti
Costco Wholesale Corporation
March 10, 2014
Page 2

<u>Selling, General and Administrative Expenses, page 22</u>

2. We have read your response to comment 3 of our letter dated February 18, 2014. Tell us and disclose the amounts recognized in the consolidated statements of income for the Co-Branded Agreement with Amex. Refer to ASC 605-50-50-1. If not material, please quantify. For our understanding, please also explain the nature and calculation of the rebates and other pay-for performance incentives you receive from Amex. As previously requested, please explain to us in detail your arrangement with American Express as it relates to the merchant discount fee structure.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant